Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

January 9, 2018

Crown Castle International Corp.

$750,000,000 3.150% Senior Notes due 2023

$1,000,000,000 3.800% Senior Notes due 2028

January 9, 2018

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 9, 2018, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.
Security Description:	3.150% Senior Notes due 2023 (the “2023 Notes”) 3.800% Senior Notes due 2028 (the “2028 Notes”)
Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Negative) / BBB- (Stable) / BBB- (Stable)
Distribution:	SEC-registered
Aggregate Principal Amount:	2023 Notes: $750,000,000 2028 Notes: $1,000,000,000
Gross Proceeds:	2023 Notes: $747,225,000 2028 Notes: $996,150,000
Maturity Date:	2023 Notes: July 15, 2023 2028 Notes: February 15, 2028
Coupon:	2023 Notes: 3.150% 2028 Notes: 3.800%
Benchmark Treasury:	2023 Notes: 2.125% due December 31, 2022 2028 Notes: 2.250% due November 15, 2027
Benchmark Treasury Price and Yield:	2023 Notes: 99-02 1⁄4; 2.324% 2028 Notes: 97-14; 2.546%
Spread to Benchmark Treasury:	2023 Notes: T + 90 basis points 2028 Notes: T + 130 basis points
Price to Public:	2023 Notes: 99.630% of principal amount 2028 Notes: 99.615% of principal amount

Yield to Maturity:	2023 Notes: 3.224% 2028 Notes: 3.846%
Interest Payment Dates:	2023 Notes: January 15 and July 15, commencing July 15, 2018 2028 Notes: February 15 and August 15, commencing August 15, 2018
Record Dates:	2023 Notes: January 1 and July 1 2028 Notes: February 1 and August 1
Make-Whole Call:

2023 Notes: Prior to June 15, 2023 (one month prior to the maturity date of the 2023 Notes), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2028 Notes: Prior to November 15, 2027 (three months prior to the maturity date of the 2028 Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:

2023 Notes: At any time on or after June 15, 2023 (one month prior to the maturity date of the 2023 Notes)

2028 Notes: At any time on or after November 15, 2027 (three months prior to the maturity date of the 2028 Notes)

Trade Date:	January 9, 2018
Settlement Date:

January 16, 2018 (T+4)

We expect to deliver the notes against payment for the notes on the fourth business day following the pricing of the notes (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:	We expect to receive net proceeds of approximately $1.73 billion from the sale of the notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay (1) in full the Senior Secured Tower Revenue Notes, Series 2010-3, Class C-2020, issued by certain of our subsidiaries and (2) a portion of the outstanding borrowings under our existing revolving credit facility.
CUSIP:	2023 Notes: 22822V AJ0 2028 Notes: 22822V AK7
ISIN:	2023 Notes: US22822VAJ08 2028 Notes: US22822VAK70
Denominations/Multiple:	$2,000 x $1,000
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

TD Securities (USA) LLC

Barclays Capital Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Commerz Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. (toll-free) at (800) 831-9146, Credit Agricole Securities (USA) Inc. (toll-free) at (866) 807-6030, RBC Capital Markets, LLC (toll-free) at (866) 375-6829, SG Americas Securities, LLC (toll-free) at (855) 881-2108 or TD Securities (USA) LLC (toll-free) at (855) 495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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